11017388

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 39065

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2010 (MM/DD/YY) AND ENDING 12-31-2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GLOBAL TRANSITION SOLUTIONS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4700 N. PROSPECT ROAD, SUITE 6
(No. and Street)

PEORIA HEIGHTS	ILLINOIS	61616
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES E. ZOGBY (309) 688 - 1800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RENNER, RICHARD L.
(Name – *if individual, state last, first, middle name*)

4616 N. PROSPECT RD., STE. B	PEORIA HEIGHTS	ILLINOIS	61616
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES E. ZOGBY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLOBAL TRANSITION SOLUTIONS, INC., as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

OFFICIAL SEAL
HEIDI A. HUFFMAN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES JUN. 06, 2011

Heidi A. Huffman
Notary Public

James Zogby
Signature

Pres 2/24/2011
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss)~~. EARNINGS AND RETAINED EARNINGS
- ☒ (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBAL TRANSITION SOLUTIONS, INC.

FINANCIAL STATEMENTS, SCHEDULES AND
REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANT

December 31, 2010

CONTENTS

RICHARD L. RENNER CERTIFIED PUBLIC ACCOUNTANT

4616 N. PROSPECT RD., SUITE B
PEORIA HEIGHTS, ILLINOIS 61616

OFFICE: (309) 713-3102 FAX: (309) 713-3222
E: rrennercpa@comcast.net

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

Board of Directors and Stockholder
Global Transition Solutions, Inc.

I have audited the accompanying statement of financial condition of Global Transition Solutions, Inc. as of December 31, 2010, and the related statements of earnings and retained earnings, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on the financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Transition Solutions, Inc. at December 31, 2010 and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements referred to above, taken as a whole. The following supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but they are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission.

- Computation of Net Capital Under Rule 15c3-1
- Computation for Determination of Reserve Requirements Under Rule 15c3-3
- Information for Possession or Control Requirements Under Rule 15c3-3

Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richard L Renner
Certified Public Accountant

February 18, 2011

GLOBAL TRANSITION SOLUTIONS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 326,554	
Accrued interest receivable	24	
Total current assets		$ 326,578
PROPERTY AND EQUIPMENT, at cost:		
Equipment - computer	$ 2,407	
Furniture and fixtures	1,750	
Less accumulated depreciation	(4,157)	
Net property and equipment		0
OTHER ASSETS		
Loans	$ 7,404	
Prepaid insurance	45,358	
Prepaid MGA fees	244,246	
Income tax recoverable	8	
		297,016
Total Assets		$ 623,594
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES:		
Accrued expenses	$ 10,331	
Total current liabilities		$ 10,331
STOCKHOLDER'S EQUITY:		
Common stock, $1 par value; authorized, 56,000 shares; issued and outstanding, 7,000 shares	$ 1,000	
Additional paid-in capital	5,001	
Retained earnings	607,262	
Total stockholder's equity		613,263
Total Liabilities and Stockholder's Equity		$ 623,594

The accompanying notes are an integral part of this statement.

GLOBAL TRANSITION SOLUTIONS, INC.
STATEMENT OF EARNINGS AND RETAINED EARNINGS
For the year ended December 31, 2010

INCOME:				
Commissions	$	978,430		
Dividends and interest		1,298		
Other income		567		
Realized gain on sale of investments		0		
Total income			$	980,295
OPERATING EXPENSES:				
Commissions	$	599,259		
Advertising		100		
Bank charges		857		
Insurance - E & O		15,123		
Insurance - fidelity bond		554		
General agent fees		160,626		
NASD fees		11,961		
Office supplies and postage		412		
Professional fees		150,868		
Quote services		19,536		
Travel and meetings		1,229		
Other fees and services		2,307		
Total operating expenses				962,832
NET INCOME BEFORE INCOME TAXES			$	17,463
PROVISION FOR INCOME TAXES				3,792
NET INCOME FOR THE YEAR			$	13,671
RETAINED EARNINGS, Beginning of year				607,591
Dividends paid				(14,000)
RETAINED EARNINGS, End of year			$	607,262

The accompanying notes are an integral part of this statement.

GLOBAL TRANSITION SOLUTIONS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2010

Stockholder's Equity, beginning of year	$ 613,592
Net income for the year	13,671
Additions (including non-conforming capital of $ - 0 -)	0
Deductions (including non-conforming capital of $ - 0 -)	
Dividends paid	(14,000)
Stockholder's Equity, end of year	$ 613,263

The accompanying notes are an integral part of this statement.

GLOBAL TRANSITION SOLUTIONS, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received - commissions and income	$ 980,573	
Cash paid for services and fees	(1,118,328)	
Income taxes paid	(3,627)	
Net cash used by operating activities		$ (141,382)
CASH FLOWS FROM INVESTING ACTIVITIES		
Dividends paid	$ (14,000)	
Net cash used by investing activities		(14,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS		$ (155,382)
CASH AND CASH EQUIVALENTS, Beginning of year		481,936
CASH AND CASH EQUIVALENTS, End of year		$ 326,554
Reconciliation of net income to net cash provided by operating activities		
Net income for the year		$ 13,671
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in accrued interest receivable	$ 278	
Increase in prepaid expenses	(157,050)	
Decrease in loans and taxes recoverable	3,844	
Decrease in accrued expenses	(2,125)	
		(155,053)
NET CASH USED BY OPERATING ACTIVITIES		$ (141,382)

The accompanying notes are an integral part of this statement.

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

Hoffman Securities Corporation was registered as a broker/dealer on January 28, 1988 with the Securities and Exchange Commission. The Company was inactive and in the development stage since its inception on August 21, 1987. In February, 1996 Hoffman Securities was purchased, restructured, and renamed Allied Financial Advisors, Inc. and remained in the development stage through December 31, 1996. In 1997, the Company became an active business receiving commissions on transactions and paying operating expenses. During 2006, the Company officially changed its name to Global Transition Solutions, Inc.

NOTE 2 - NET CAPITAL

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may effectively restrict dividends of capital to stockholders. Under the above rules, the Company's "aggregate indebtedness," as defined, cannot exceed 1500% of its "net capital," as defined. At December 31, 2010 aggregate indebtedness and net capital were $10,331 and $316,247 respectively, or 3.27 percent. The Company's net capital requirements were $5,000 resulting in net capital in excess of requirements of $311,247.

Various assets were included on the balance sheet as non-allowed assets in the amount of $297,016. These amounts include loans, prepaid fees, and income tax recoverable and were deducted from the Company's net capital before applying the net capital computation.

NOTE 3 - SUBORDINATED LIABILITIES

The Company did not have any subordinated liabilities outstanding at December 31, 2010 or at any time during the year then ended.

NOTE 4 - RELATED PARTY TRANSACTIONS

All operating expenses of the corporation are guaranteed by a company related through common ownership.

NOTE 5 - INCOME TAXES

Income taxes for the Company at December 31, 2010 consist of the following:

Current year federal provision	$ 2,412
Current year state provision	1,380
Total provision	$ 3,792

GLOBAL TRANSITION SOLUTIONS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2010

AGGREGATE INDEBTEDNESS	$ 10,331
NET CAPITAL - Stockholder's equity	$ 613,263
Less: Non-allowable assets	297,016
Total Net Capital	$ 316,247
REQUIRED NET CAPITAL	5,000
EXCESS NET CAPITAL	$ 311,247
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL (At 100%)	3.27 %
RECONCILIATION WITH FOCUS REPORT	
Net capital as reported in the Company's most recent unaudited Focus Report - Part II	$ 316,247
Audit adjustment	none
Net capital per above	$ 316,247

GLOBAL TRANSITION SOLUTIONS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
December 31, 2010

The Company was exempt from Rule 15c3-3 because it does not carry security accounts for customers or perform custodial functions relating to customer securities.

RICHARD L. RENNER CERTIFIED PUBLIC ACCOUNTANT

4616 N. PROSPECT RD., SUITE B
PEORIA HEIGHTS, ILLINOIS 61616

OFFICE: (309) 713-3102 FAX: (309) 713-3222
E: rrennercpa@comcast.net

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholder
Global Transition Solutions, Inc.

In planning and performing my audit of the financial statement of Global Transition Solutions, Inc. for the year ended December 31, 2010, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

As required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Global Transition Solutions, Inc. that I considered relevant to the objectives stated in rule 17a-5. This included a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(11) and the procedures for determining compliance with the exempting provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures referred to in the preceding paragraph are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or the effectiveness of the design and operation of policies and procedures may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures, including procedures for safeguarding securities, that I consider to be material weaknesses.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the Commission's objectives.

This report is intended solely for the information and use of the directors and stockholder, management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc.

Richard L. Renner
Certified Public Accountant
February 18, 2011